02050225

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 7/31/02

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: **0-30204**

For July 20 to 31, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: July 31, 2002

By:

Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Nominated for 2002 World Technology Award in Communications Technology

TOKYO, July 22, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced that the Company has been designated as one of 13 corporate nominees for its innovation in the field of Communications Technology in the 2002 World Technology Awards sponsored by the World Technology Network in association with Nasdaq Stock Exchange, Time Magazine and other companies. The World Technology Awards have been created to honor innovative individuals and companies worldwide who most contribute to the advancement of emerging technologies for the benefit of business and society, and whose work will likely have the greatest future significance and impact over the long-term. Winners in each of the 10 technology categories will be announced at this year's World Technology Summit on July 22, 2002 in New York City.

"We are very pleased to be nominated for this award, which clearly demonstrates our position as a technological leader in the changing network solutions market," said Koichi Suzuki, President and CEO of IIJ. "Since our establishment in 1992 as a trailblazer of Japan's Internet industry, we have created a variety of industrial standards in Japan. These include: introduction of commercial Internet connectivity services in 1993; commercial firewall services in 1994; Internet streaming services in 1995; IPv6 (Internet protocol Version 6, next generation Internet protocol) service in 1999; and Service Level Agreement in 1999. In the broadband age since year 2000, we have been proactively promoting a new network standard optimized for broadband content distribution called CDN (Content Distribution Network). We believe IIJ can continue to greatly contribute to society as a leader in the telecom field by exploring and identifying the true essence of changing forces within the industry, and leveraging our technological expertise, thereby to adapt to the rapidly evolving market," said Koichi Suzuki, the President and CEO of IIJ.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. and Crosswave Communications with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Provide New Compatibility with the "AirH"" Mobile Data Comm. Service

TOKYO, July 25, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced a new optional service for IIJ's dialup users to provide compatibility with "AirH"", DDI Pocket Inc.'s mobile data communications service, which would be launched as of August 1, 2002. The new optional service will provide Internet connectivity at a maximum speed of 128kbps from a mobile environment at a flat monthly rate.

The AirH" compatibility optional service will be available for users of IIJ4U for the individual market, and for IIJ Dialup Advanced and Enterprise Dialup IP services for the corporate market. The AirH" option charges additional JPY300 for the IIJ4U users and additional JPY500 for the IIJ Dialup Advanced service users. There is no additional charge for users of the Enterprise Dialup IP service.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 3

FOR IMMEDIATE RELEASE

IIJ 1st Quarter 2002 Conference Call to be Broadcast Over the Internet

Tokyo, July 31, 2002 – Internet Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and Internet-related services providers, announced today that it will release its financial results for the first quarter ended June 30, 2002 on Tuesday, August 13, 2002(ET). In conjunction with this release, IIJ will host a conference call on the following day, August 14, 2002 (ET), which will be simultaneously broadcasted over the Internet. Yasuhiro Nishi, Chief Financial Officer, will host the call.

Wednesday, August 14, 2002

United States:
9:00 AM Eastern Time
8:00 AM Central Time
7:00 AM Mountain Time
6:00 AM Pacific Time

Japan:
10:00 PM Standard Time

Investors can access the conference call over the Internet through a link in the Investor Relations section of the Company's homepage at www.iij.ad.jp , or through the Vcall website located at www.vcall.com . Please allow 15 minutes prior to the call to visit the sites and to download and install any necessary audio software. A replay will be available on the IIJ and Vcall websites for 90 days following the live call.

Internet Initiative Japan Inc. is Japan's leading Internet-access and comprehensive network solutions provider. The company mainly targets high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total network solutions that range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality Internet access, security system services, hosting/housing, and content design and systems integration.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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